November 28, 2007

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	National Western Life Insurance Company
Form 10-K for fiscal year ended December 31, 2006
File No. 002-17039

Dear Mr. Rosenberg:

The following response is provided with respect to your comment letter to Mr. Robert L. Moody dated November 13, 2007 for the filing noted above.

Form 10-K for fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements and Contractual Obligations, page 39

1.
You state that liabilities for future policy benefits and other policyholder liabilities of approximately $5.2 billion have been excluded from this table because the timing of related payments is “not reasonably fixed and determinable.”  However, you also state that these uncertainties are considered in the Company’s asset-liability management program.  These capabilities appear to indicate that you regularly estimate the information described in Item 303 (a) (5) of Regulation S-K.  Please revise your contractual obligations table to include estimates for the amount and timing of payments related to the excluded amounts, or explain more specifically for each product line why, given your asset-liability management capabilities, you are unable to provide this information.

Company Response.  Please refer to Attachment A depicting the Company's revised disclosure as of December 31, 2006 including estimates for the amount and timing of the previously excluded liabilities.  The Company intends to follow this revised disclosure in its Form 10-K filing for the year ending December 31, 2007.

Company Acknowledgement

We acknowledge that:

-	the Company is responsible for the adequacy and accuracy of disclosures in our filings;
-	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or need further clarification on any of these items please do not hesitate to contact me or Kay E. Osbourn, Vice President and Controller.

Sincerely,

/S/Brian M. Pribyl
Brian M. Pribyl
Senior Vice President
Chief Financial & Administrative Officer

ATTACHMENT A

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

It is Company practice to not enter into off-balance sheet arrangements or to issue guarantees to third parties, other than in the normal course of issuing insurance contracts.  Commitments related to insurance products sold are reflected as liabilities for future policy benefits.  Insurance contracts guarantee certain performances by the Company.

Insurance reserves are the means by which life insurance companies determine the liabilities that must be established to assure that future policy benefits are provided for and can be paid.  These reserves are required by law and based upon standard actuarial methodologies to ensure fulfillment of commitments guaranteed to policyholders and their beneficiaries, even though the obligations may not be due for many years. Refer to Note (1) in the Notes to Consolidated Financial Statements for a discussion of reserving methods.

The table below summarizes future estimated cash payments under existing contractual obligations.

	Payment due by Period

		Less Than	1 – 3	3 – 5	More Than
	Total	1 Year	Years	Years	5 Years
	(In thousands)

Operating lease obligations (1)	$2,325	808	1,300	217	-
Loan commitments	13,800	13,800	-	-	-
Life claims payable (2)	43,025	43,025	-	-	-
Other long-term reserve liabilities
reflected on the balance sheet
under GAAP (3)	7,057,263	602,900	1,110,000	1,408,706	3,935,657

Total	$7,116,413	660,533	1,111,300	1,408,923	3,935,657

(1)  Refer to Note 9 in the Notes to Consolidated Financial Statements relating to Company leases.
(2)  Life claims payable include benefit and claim liabilities for which the Company believes the amount and timing of the payment is essentially fixed and determinable.  Such amounts generally relate to incurred and reported death and critical illness claims including an estimate of claims incurred but not reported.
(3)  Other long-term liabilities include estimated life and annuity obligations related to death claims, policy surrenders, policy withdrawals, maturities and annuity payments based on mortality, lapse, annuitization, and withdrawal assumptions consistent with the Company’s historical experience. These estimated life and annuity obligations are undiscounted projected cash outflows that assume interest crediting and market growth consistent with assumptions used in amortizing deferred acquisition costs. They do not include any offsets for future premiums or deposits. Other long-term liabilities also include determinable payout patterns related to immediate annuities. In contrast to this table, the majority of the Company’s liabilities for future obligations recorded on the consolidated balance sheet do not incorporate future credited interest and market growth. Therefore, the estimated life and annuity obligations presented in this table significantly exceed the life and annuity liabilities recorded in the reserves for future life and annuity obligations. Due to the significance of the assumptions used, the actual cash outflows will differ both in amount and timing, possibly materially, from these estimates.